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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549									OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response . . . . . . . . . 2.00
FORM 144									SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933									DOCUMENT SEQUENCE NO.
CUSIP NUMBER
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a)	NAME OF ISSUER (Please type or print)			(b)	IRS IDENT. NO.	(c)	S.E.C. FILE NO.		WORK LOCATION

	Vertical Communications, Inc.				86-0446453		000-19462
1 (d)	ADDRESS OF ISSUER	STREET			CITY		STATE	ZIP CODE	(e) TELEPHONE NO.
									AREA CODE	NUMBER
	One Memorial Drive,				Cambridge,		Massachusetts		617	354-0600
2 (a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b)	IRS IDENT. NO.	(c)	RELATIONSHIP TO ISSUER	(d)	ADDRESS STREET	CITY	STATE	ZIP CODE
	Steven R. Becker (1)		N/A		N/A		300 Crescent Court, Suite 1111	Dallas	TX	75201

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INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of	Name and Address of Each Broker Through Whom the Securities are to		Number of Shares or Other Units	Aggregate Market	Number of Shares or Other Units	Approximate Date of Sale	Name of Each Securities Exchange
Securities To Be Sold	be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	To Be Sold (See instr. 3(c))	Value (See instr. 3(d))	Outstanding (See instr. 3(e))	(See instr. 3(f)) (MO. DAY YR.)	(See instr. 3(g))
Common Stock	Knight Equity Markets, L.P. (2)		137,221	$157,804 (3)	52,113,374	11/8/2007	OTC BB
545 Washington Blvd.
Jersey City, NJ 07310

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s I.R.S. identification number, if such person is an entity
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (01-07)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Series D	02/09/06	(4)	Vertical Communications, Inc.	(4)	(4)	(4)
Convertible			(f/k/a Artisoft, Inc.)
Preferred Stock

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Knight Equity Markets, L.P.	Common Stock	9/12/07	14,300	17,027
545 Washington Blvd.		9/13/07	35,700	41,083
Jersey City, NJ 07310		9/21/07	2,600	2,980
		9/24/07	1,600	1,808
		10/2/07	2,900	3,190
		10/3/07	4,000	4,400
		10/19/07	15,000	16,500
		11/6/07	500	575

REMARKS:

(1) The person for whose account the securities are to be sold is Steven R. Becker, the sole principal of BC Advisors, LLC, a Texas limited partnership (“BCA”).  BCA is the general partner of SRB Management, L.P., a Texas limited partnership (“SRB Management”), which initially acquired all of the securities of Vertical Communications, Inc. (the “Company”) described in this form for the accounts of the following entities:  (1) SRB Greenway Capital, L.P., a Texas limited partnership (“SRBGC”), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”) and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”).  SRB Management is the general partner of SRBGC, SRBQP and SRB Offshore (collectively, the “Funds”). Steven R. Becker, as the sole principal of BCA, exercises sole dispositive control over all securities of the Company held by the Funds.  Mr. Becker previously filed a Form 144 with the SEC on August 6, 2007, covering 100,000 shares of the issuer, 76,600 shares of which had been sold as of November 6, 2007.

(2) SRB Management may elect to sell through various executing brokers from time to time.

(3) The aggregate market value is based on the $1.15 closing sale price of a share of common stock of the Company on November 6, 2007.

(4) As part of a private placement by the Company on February 9, 2006, the Funds, in the aggregate, acquired 750 shares of Series D Convertible Preferred Stock (the “Preferred Stock”) and warrants to acquire additional shares of common stock (the “Warrants”).  The total cash consideration paid for the Preferred Stock and the Warrants was $750,000.  Each share of Preferred Stock is convertible into shares of common stock of the Company using a formula equal to the Issue Price divided by the Conversion Price.   The Issue Price was $1,000 per share of Preferred Stock and the initial Conversion Price was $1.20, subject to customary adjustments. In connection with an Agreement and Plan of Merger, entered into among the Company, Vertical Acquisition Sub Inc. and Vodavi Technology, Inc. on October 18, 2006 (the “Merger”), the Company adjusted the Conversion Price of the Preferred Stock to $0.79.  The securities to be sold are 213,821 shares of Common Stock to be issued in connection with the conversion of 79 shares of Preferred Stock and the payment of accrued dividends on the Preferred Stock in the form of Common Stock.

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

Steven R. Becker, on behalf of BCA and the Funds
November 7, 2007	/s/ Steven R. Becker
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (01-07)